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                                UNITED STATES                   SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-9378
                            Washington, D.C. 20549                  -------

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR

                 For Period Ended:     June 30, 1999
                                   --------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

 ENEX RESOURCES CORPORATION
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 Full Name of Registrant

 N/A
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 Former Name if Applicable

 1221 Lamar Street, Suite 1020
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 Address of Principal Executive Office (STREET AND NUMBER)

 Houston, Texas 77010
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 City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

    Continued consolidation of accounting records and computer systems with Middle Bay Oil Company, Inc. pursuant to the acquisition of approximately 80% of Enex common stock (reported on Form 8K on May 4, 1998), together with unanticipated computer hardware problems, have delayed the preparation and completion of the subject report.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Larry Morris                  (713)               759-6808
      --------------------------     -----------        ------------------
               (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
      [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


Six Months Ended June 30, 1999 and 1998 (Dollar Amounts in Thousands)
----------------------------------------

For the comparable period, the results of operations included the results of operations of the Consolidated Partnership. The Company's entire interest in the Consolidated Partnership was sold to Middle Bay Oil Company, Inc., effective October 1, 1998. Because of the sale, the results of operations of the Consolidated Partnership are not included in the accounts of the Company subsequent to October 1.

For the current period, the net income before minority interest of $195,901 increased $721,474 from a net loss before minority interest of $516,573 in the comparable period. The net income before minority interest increased because of a reduction in general and administrative expenses and an increase in interest and dividend income, which was a direct result of the sale of the Consolidated Partnership.

The Company's oil and gas revenues, operating expenses, production taxes and depletion, depreciation and amortization for the current period decreased from the comparable period because of the divestiture of the Consolidated Partnership.

General and administrative expenses decreased because of the consolidation of the Company's general and administrative functions with those of Middle Bay. Subsequent to the March 27, 1998 tender offer by Middle Bay, the Company began to consolidate its operations with Middle Bay. As of October, 1, 1998, substantially all of the employees of the Company had resigned and the Company headquarters were vacated. As of the June, 30, 1999, the Company had no permanent or temporary employees. Substantially all of the general and administrative functions for the current period were performed by Middle Bay employees at a cost substantially less than was previously incurred by the Company. Currently these costs are billed to Enex Resources on a quarterly basis.

The net income for the current period of $216,494 increased $899,724 from a net loss of $683,230 in the comparable period. The increase in net income was caused by a decrease in general and administrative costs and an increase in interest and dividend income, which is a direct result of the sale of the Consolidated Partnership.

During the current period, the Company sold 10,921 barrels of oil at an average price of $11.51 per barrel and 185,588 Mcf of gas at an average price of $1.90 per Mcf.

The interest income in the current period was the interest accrued on the loans to Middle Bay.

During the current period, the Company incurred approximately $168,672 of plugging and abandonment expense related to certain wells in Florida. This expense is included in lease operating and other expenses.

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                          Enex Resources Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      August 16, 1999              By
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                                        Frank C. Turner, II




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).